Exhibit 99.2

SCAN TO VIEW MATERIALS & VOTE

WORK MEDICAL TECHNOLOGY GROUP LTD
FLOOR 23, NO. 2 TONGHUINAN ROAD
XIAOSHAN DISTRICT, HANGZHOU CITY
ZHEJIANG PROVINCE, CHINA

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on November 19, 2026. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/WOK2026SM**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on November 19, 2026. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

T04444-Z94019 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

WORK MEDICAL TECHNOLOGY GROUP LTD

The Board of Directors recommends you vote FOR the following proposals:	**For**	**Against**	**Abstain**
1. RESOLVED, as a Special Resolution, that (a) Company transfer its registration by way of continuation out of the Cayman Islands and into the British Virgin Islands (the BVI) so as to be deregistered as an exempted company in the Cayman Islands and become registered as a business company in the BVI in accordance with Part 12 of the Companies Act (Revised) of the Cayman Islands and Part X of the BVI Business Companies Act (Revised) (the "Migration"); (b) that upon the effectiveness of the Migration, the Company adopt an amended and restated memorandum and articles of association, in the form attached as Appendix A to the notice of meeting and proxy statement delivered to shareholders and dated November 4, 2026, in substitution for, and to the exclusion of, the Company's existing memorandum and articles of association; and (c) that the directors of the Company be authorized to take all steps necessary to effect the transfer by way of continuation of the Company to the British Virgin Islands.	☐	☐	☐
2. RESOLVED, as an Ordinary Resolution, to adjourn the general meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature [PLEASE SIGN WITHIN BOX]	Date

T04445-Z94019 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF WORK MEDICAL TECHNOLOGY GROUP LTD FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON NOVEMBER 20, 2026 The undersigned shareholder of WORK Medical Technology Group LTD, a Cayman Islands exempted company (the "Company"), hereby acknowledges receipt of the Notice of Extraordinary General Meeting of shareholders (the "Meeting") and the Proxy Statement, each dated November 4, 2026, and hereby appoints ____________________________________ of _______________________________ or, if no person is otherwise specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held at 9:30 a.m. Eastern Time on November 20, 2026 (November 20, 2026, at 10:30 p.m., Beijing Time), at Floor 23, No. 2 Tonghuinan Road, Xiaoshan District, Hangzhou City, Zhejiang Province, China, with the ability given to shareholders to attend virtually at http://www.virtualshareholdermeeting.com/WOK2026SM, and to vote all shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and, (ii) in the discretion of any proxy, if no direction is given and upon such other business as may properly come before the Meeting, all as set forth in the Notice of the Meeting and in the Proxy Statement. This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted at the discretion of the proxy. If the chairman of the Meeting is appointed as proxy and no direction is made, this proxy will be voted FOR the following proposals: 1. RESOLVED, as a Special Resolution, that (a) Company transfer its registration by way of continuation out of the Cayman Islands and into the British Virgin Islands (the BVI) so as to be deregistered as an exempted company in the Cayman Islands and become registered as a business company in the BVI in accordance with Part 12 of the Companies Act (Revised) of the Cayman Islands and Part X of the BVI Business Companies Act (Revised) (the "Migration"); (b) that upon the effectiveness of the Migration, the Company adopt an amended and restated memorandum and articles of association, in the form attached as Appendix A to the notice of meeting and proxy statement delivered to shareholders and dated November 4, 2026, in substitution for, and to the exclusion of, the Company's existing memorandum and articles of association; and (c) that the directors of the Company be authorized to take all steps necessary to effect the transfer by way of continuation of the Company to the British Virgin Islands. 2. RESOLVED, as an Ordinary Resolution, to adjourn the general meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals. This proxy should be marked, dated, and signed by the Shareholder exactly as his or her name appears in the Company's register of members and be returned promptly in the enclosed envelope to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. For the proxy to be valid, the duly completed and signed form of proxy must be received not less than 48 hours before the scheduled commencement of the Meeting or any adjournment of the Meeting. Any person signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both shareholders should sign. Please date, sign, and mail this proxy card back as soon as possible. Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting: The Notice and Proxy Statement is available at www.proxyvote.com.